Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

November 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Sonny Oh

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 787

Dear Mr. Oh:

This letter responds to follow-up comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), regarding Post-Effective Amendment No. 787 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Registrant”), which is also Post-Effective Amendment No. 788 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on August 27, 2021 to register a new series of the Registrant called the Invesco ESG S&P 500 Equal Weight ETF (the “Fund”).

The Staff provided initial comments on the Amendment via telephone on October 13, 2021. The Trust previously responded to those initial comments in correspondence to the Staff dated November 3, 2021 (the “Initial Response Letter”). On November 9, 2021, the Staff provided additional comments via telephone in response to the Initial Response Letter. This letter addresses those additional Staff comments. For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment. We acknowledge that the Registrant is responsible for the adequacy and accuracy of the Fund’s disclosure.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 10, 2021

1.

Comment: The section “Principal Investment Strategies” in the summary prospectus contains the following disclosure: “The Index Provider assigns to each constituent an ‘S&P DJI ESG score,’ which is designed to measure companies’ financially material ESG factors.” Please revise the amended disclosure provided in the Initial Response Letter to better clarify the term “financially material ESG factors.”

Response: We have revised the disclosure pursuant to the Staff’s comment. The amended language is as follows:

Each constituent is assigned an “S&P DJI ESG score,” which is designed to measure a company’s financially material ESG factors. The analysis of whether a factor is financially ~~Financially~~ material ~~factors are~~ focuses on industry-specific business value drivers that contribute to company performance, utilizing quantitative and qualitative research and industry experience. The analysis incorporates historical correlation data and current industry conditions to identify which long-term economic, social or environmental factors are likely to have the most significant impact on a company’s business value drivers of growth, cost or risk, and ultimately, future financial performance ~~those that may affect, among other things, the entity’s business operations, cash flow, legal or regulatory liabilities, access to capital or reputation~~.

2.

Comment: In the section “Principal Risks of Investing in the Fund,” please disclose the risk that the Fund’s market price may deviate from price of the Fund’s underlying holdings, particularly in times of market stress, and that as a result, investors may pay more or receive less than the underlying value of the Fund’s shares bought or sold. Consider disclosing that this could be reflected in the spread between the bid-ask prices or as a premium or discount to the closing price of the Fund’s net asset value.

Response: We have included the following risk disclosure as a principal risk in the Fund’s summary prospectus:

Shares May Trade at Prices Different than NAV. Shares of the Fund trade on a stock exchange at prices at, above or below the Fund’s most recent NAV. The Fund’s NAV is calculated at the end of each business day and fluctuates with changes in the market value of the Fund’s holdings. The trading price of the Shares fluctuates continuously throughout trading hours on the exchange, based on both the relative market supply of, and demand for, the Shares and the underlying value of the Fund’s portfolio holdings or NAV. As a result, the trading prices of the Shares may deviate from NAV. ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV. The Adviser cannot predict whether the Shares will trade below, at or above the Fund’s NAV.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 10, 2021

Exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers, APs, or other market participants, or periods of significant market volatility or stress, may result in trading prices for the Shares that differ significantly from the value of the Fund’s underlying holdings, with the result that investors may pay significantly more or receive significantly less than the underlying value of the Shares bought or sold. This can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV. Additionally, APs may be less willing to create or redeem the Shares if there is a lack of an active market for such Shares or its underlying investments, which may contribute to the Shares trading at a premium or discount.

3.

Comment: Please revise the disclosure to clarify if the risks disclosed in the section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund” are principal or non-principal risks of the Fund.

Response: As stated in the Initial Response Letter, the section “—Additional Risks of Investing in the Fund” discloses risks that the Registrant considers to be non-principal risks of the Fund. We have revised the disclosure in the first paragraph of that section to clarify this point:

The Fund may also be subject to certain other, non-principal risks associated with its investments and investment strategies. The following provides additional, non-principal risk information regarding investing in the Fund.

4.

Comment:Please revise the disclosure to identify the following risks as principal risks of the Fund, rather than additional, non-principal risks: Index Provider Risk, Index Rebalancing Risk, Shares May Trade at Prices Different than NAV, and Trading Issues Risk.

Response: We have revised the disclosure according to the Staff’s requested by including those risks as principal risks of investing in the Fund.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-6075 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Michael Murphy

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 10, 2021

Michael Murphy, Esq.

Senior Counsel – ETFs,

Invesco

cc:	Adam Henkel, Esq. Eric Purple, Esq. Alan Goldberg, Esq.
Mark Greer, Esq.